FILE NO. 82-34736

SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

525 UNIVERSITY AVENUE

PALO ALTO, CALIFORNIA 94301

TEL: (650) 470-4500

FAX: (650) 470-4570

http://www.skadden.com

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03024953

August 1, 2003

BY HAND DELIVERY

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: The Sage Group plc Application for Exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Ladies and Gentlemen:

Regarding the above referenced application for exemption, which was submitted to your office on June 16, 2003 and updated on June 20, 2003, enclosed please find a second update thereto as required by Rule 12g3-2(b)(1)(iii) of the Securities Exchange Act of 1934. The update consists of (i) one 288b and three 88(2) Companies House Filings, which fall under Annex B, Item 5 of the above referenced exemption application, and (ii) six releases on the Regulatory News Service of the London Stock Exchange as required by the UK Listing Authority, which fall under Annex C of the above referenced exemption application.

Please do not hesitate to call me at (650) 470-4585 with any questions regarding this update to the exemption application.

Very truly yours,

Kambiz Izadi

Enclosures

cc: Michael Robinson
Company Secretary and Group Legal Director
The Sage Group plc

FILE NO. 82-34736

UPDATE TO ANNEX B, ITEM 5

FILE NO. 82-34736

88(2

03 AUG -5 AM 7:21

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

Return of Allotment of Shar

CHFPO83

Company Number	2231246
Company name in full	The Sage Group plc

Shares allotted (including bonus shares):

D or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	18	06	2003			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	10,710		
Nominal value of each share	1p		
Amount (if any) paid or due on each share *(including any share premium)*	140.00p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)* FILE NO. 82-34736

Shareholder details	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name BREWIN NOMINEES LIMITED Address P O BOX 23440, 7 DRUMSHEUGH GARDENS, EDINBURGH DESIG; SHAREOPT PART: 092 UK Postcode EH3 7WL	Ordinary	10,710
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 10,710

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed  Date 19 / June / 2003 .

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP-EXEC./SS/2388 Tel: 01903 83339
DX number DX exchange

FILE NO. 82-34736

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

FP083

mpany Number: 2231246

mpany name in full: The Sage Group plc

---

iares allotted (including bonus shares):

te or period during which
ares were allotted
shares were allotted on one date
ter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	30	06	2003			

ass of shares *dinary or preference etc)*	Ordinary		
ımber allotted	10,710		
ominal value of each share	1p		
nount (if any) paid or due on each iare *(including any share premium)*	140.00p		

ist the names and addresses of the allottees and the number of shares allotted to each overleaf

the allotted shares are fully or partly paid up otherwise than in cash please state:

that each share is to be eated as paid up			

onsideration for which
ie shares were allotted
his information must be supported by
ie duly stamped contract or by the duly
amped particulars on Form 88(3) if the
ontract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

ames and addresses of the allottees *(List joint share allotments consecutively)* FILE NO. 82-34736

Shareholder details	Shares and share class allotted	
Name Brewin Nominees Limited A/C Shareopt Part ID 092 Address P O Box 1025 Commercial Union House 39 Pilgrim Street Newcastle Upon Tyne UK Postcode NE99 1SX	Class of shares allotted Ordinary	Number allotted 10,710
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 10,710

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐



Signed ______________ Date 8/6/2003

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP-EXEC./HF2548 Tel: 01903 833436
DX number DX exchange

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

FILE NO. 82-34736

88(2)

Return of Allotment of Shares

CHFP083

Company Number: 2231246

Company name in full: The Sage Group plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	09	07	2003			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	26,620		
Nominal value of each share	1p		
Amount (if any) paid or due on each share *(including any share premium)*	64.80p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)* FILE NO. 82-34736

Shareholder details	Shares and share class allotted	
Name MR DONALD CLINT PEDDIE Address 20 HIGHBURY NEWCASTLE UPON TYNE UK Postcode NE2 3DY	Class of shares allotted Ordinary	Number allotted 26,620
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted 26,620

Please enter the number of continuation sheet(s) (if any) attached to this form :



Signed ______ Date 21/7/03

A director / ~~secretary / administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP-B/KS5911 Tel: 01903 833147
DX number DX exchange

FILE NO. 82-34736


Blueprint
2000
Company Secretary

288b

Terminating appointment as director or secretary

(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

ease complete in typescript, in bold black capitals.

-IFP010

Company Number 02231246

Company Name in full The Sage Group plc

	Day	Month	Year
Date of termination of appointment	3 0	0 5	2 0 0 3

as director X as secretary [ ] *Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.*

NAME * Style / Title: Mr * Honours etc:

lease insert details as reviously notified to ompanies House.

Forename(s): Andrew William Graham

Surname: Wylie

	Day	Month	Year
† Date of Birth	1 2	0 8	1 9 5 9

A serving director, secretary etc must sign the form below.

Signed [signature] **Date** 9/6/2003.

/oluntary details.
Directors only.
Delete as appropriate.

(** serving director/~~secretary/administrator/administrative receiver/receiver manager/receiver~~)

lease give the name, address, telephone umber and, if available, a DX number and xchange of the person Companies House hould contact if there is any query.

Claire Naylor, The Sage Group Plc,, Sage House,
Benton Park Road, Newcastle Upon Tyne, NE7 7LZ

Tel

DX number DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

FILE NO. 82-34736

UPDATE TO ANNEX C

	Date	Press Information Title
1.	06-25-2003	Sage considers offer for Softline Limited
2.	06-27-2003	Disclosure of Interest in Shares
3.	07-11-2003	Directors' Dealings
4.	07-17-2003	The Sage Group announces agreement to acquire US business management software vendor Timberline
5.	07-28-2003	Disclosure of Interest in Shares
6.	08-01-2003	Sage announces offer for South African business management software vendor Softline

25 June 2003

The Sage Group plc ("Sage")

Sage considers offer for Softline Limited

Sage announces that it is considering making an offer to acquire Softline Limited, a leading South African and Australian developer and supplier of accounting and taxation software applications for small and medium-sized businesses, for a total consideration of not less than £55 million*. In line with South African regulations, Softline Limited has today made a similar announcement.

*based on an exchange rate of £1 = ZAR12.9

END

RNS Number:8809M
Sage Group PLC
27 June 2003

The Sage Group plc (the "Company")

DISCLOSURE OF INTEREST IN SHARES

The Company was informed on 26 June 2003 that Deutsche Bank AG and its subsidiary companies have a notifiable interest in 177,073,104 Ordinary shares of 1p each, representing 13.87% of the total shares in issue.

END

HOLLDLFLXQBLBBL

Friday, 27 June 2003 12:23:19
RNS [nRNSa8809M]

11 July 2003

FILE NO. 82-34736

The Sage Group plc ("the Company")

DIRECTORS' DEALINGS

The Company was informed today that Lindsay Bury, a non-executive director of the Company, sold 100,000 Ordinary shares of 1p each in the Company, at a price of 183.5p per share on 10 July 2003.

Additionally, the Millichope Foundation, of which Mr Bury is a trustee, sold 100,000 Ordinary shares of 1p each in the Company, at a price of 183.5p per share on 10 July 2003.

17 July 2003

The Sage Group announces agreement to acquire US business management software vendor Timberline

The Sage Group plc ("Sage") announces that it has agreed to acquire NASDAQ-listed Timberline Software Corporation ("Timberline"), based in Oregon, US.

Timberline shareholders will receive $8.25 per share, a premium of 33.3% to the closing share price of Timberline on 16 July 2003. Timberline has net cash of £6.8m giving an enterprise value of £57.1m and an equity value of £63.9m for the transaction. The acquisition consideration, to be paid in cash, will be financed using Sage's existing debt facilities and cash balances. The acquisition is subject to approval by Timberline shareholders as well as regulatory clearances and is expected to complete by mid-September 2003.

With over 20,000 active customers, primarily in the US, Timberline is a leading provider of accounting, estimating and business management software for small to medium-sized businesses in the construction and real estate industries. As in the Sage business model, Timberline uses a distribution channel of resellers complemented by direct sales.

The proposed acquisition of Timberline is consistent with the Sage strategy of expanding its products and services to meet the industry-specific requirements of its customers. Upon completion of the acquisition, Timberline will become part of Sage's US business, Best Software, and will expand Best's product range into the US construction and real estate industries. Timberline's products will provide a natural migration path for those Best customers seeking to replace their existing software with an industry-specific software solution. In addition, Timberline's customers will benefit from Best's range of products and services.

Timberline Chief Executive Curtis Peltz, commented "We look forward to becoming part of Sage. Sage and Timberline have very similar market strategies, as well as a shared focus on providing excellent service to customers. We believe our customers, employees and business partners will realise significant benefits from the merger of our two companies."

Timberline's revenue for the year ended 31 December 2002 was £38.4m with an operating profit of £1.3 million. As in the Sage business model, there is a focus on maintenance and service revenues: these contributed 53% of the year's revenue. At 31 December 2002, Timberline had net assets of £15.7m.

Commenting on today's announcement, Paul Walker, Chief Executive, said: "The acquisition of Timberline fits with our strategy of acquiring locally developed and locally supported market-leading software brands. Timberline will expand our business into two significant vertical markets: construction and real estate. We expect to create value through selling Timberline's products to our large and growing US customer base, and also through selling additional Sage products and services to Timberline customers."

All financial information calculated on the basis of £1 = $1.61

Enquiries

The Sage Group plc **+44 (0) 191 255 3000**
Paul Walker, Chief Executive
Paul Harrison, Finance Director

Financial Dynamics **+44 (0) 20 7831 3113**
Giles Sanderson
Harriet Keen

Notes to editors

The Sage Group plc is a leading international supplier of accounting and business management software solutions and related products and services for small to medium-sized enterprises. Formed in 1981, Sage was floated on the London Stock Exchange in 1989 and the Group now employs over 5,500 people worldwide.

FILE NO. 82-34736

RNS Number:0445O
Sage Group PLC
28 July 2003

The Sage Group plc (the "Company")

DISCLOSURE OF INTEREST IN SHARES

The Company has been informed that Deutsche Bank AG and its subsidiary companies
have a notifiable interest in 164,823,804 Ordinary shares of 1p each, representing 12.91% of the total shares in issue.

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Monday, 28 July 2003 16:25:01
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Company	Sage Group PLC
TIDM	SGE
Headline	Offer for Softline Limited
Released	16:43 1 Aug 2003
Number	PRNUK-0108

1 August 2003

Sage announces offer for South African business management software vendor *Softline*

The Sage Group plc ('Sage') announces an offer to acquire the business and assets of Softline Limited ('Softline'), which is listed on the JSE Securities Exchange South Africa ('JSE'), for an equity value of £66.0m,to be financed using Sage's existing debt facilities. Softline has net cash of £11.1m as at 31 March 2003, giving an enterprise value of £54.9m. This announcement follows a previous announcement, on 25June 2003, stating that Sage was considering making an offer.

The offer will be considered by Softline's independent process committee, and is also conditional upon finalising acquisition agreements, Softline shareholders' approval and regulatory clearances. The offer values Softline at the equivalent of R2.00 per share, a premium of 6.4% to the closing share price on 31 July 2003, and a premium of 26.6% to the closing share price on 24 June 2003, before Sage's initial announcement.

Softline is a leading provider of business management software in South Africa and Australia. The proposed acquisition of the Softline business is consistent with the Sage strategy of expanding geographically into attractive markets.

Softline's revenue for the year ended 31 March 2003 was £53.5m, with an operating profit of £7.3m. Softline has net assets of £44.2m.

Simultaneous with this announcement, Softline has issued an announcement of the salient terms of the offer in accordance with South African regulations. Further information on the progress of the offer will be announced as appropriate.

All financial information calculated on the basis of £1 = ZAR 11.9

Enquiries:

The Sage Group plc 0191 255 3000	Financial Dynamics 020 7831 3113
Paul Walker, Chief Executive	Giles Sanderson
Paul Harrison, Finance Director	Harriet Keen
Phil Branston, Investor Relations	Caroline Ledosquet

Notes to editors:

The Sage Group plc is a leading international supplier of accounting and business management software solutions and related products and services for

small to medium-sized enterprises. Formed in 1981, Sage was floated on the London Stock Exchange in 1989 and the Group now employs over 5,500 people worldwide.

END

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